Filed pursuant to Rule 424(b)(2)
Registration No. 333-157854

CALCULATION OF REGISTRATION FEE

Maximum
Title of Each Class of	Amount	Aggregate	Maximum	Amount of
Securities to be	to be	Offering Price	Aggregate	Registration
Registered	Registered(1)	per Share	Offering Price	Fee(2)
Common Stock, no par value per share	4,600,000	$21.00	$96,600,000	$5,390.28

(1)	Includes 600,000 shares of Common Stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(r) under the Securities Act at the statutory rate of $55.80 per $1,000,000 of securities registered and relating to the Registration Statement on Form S-3 ASR (No. 333-157854) filed by UIL Holdings Corporation on March 11, 2009.

Prospectus supplement

To prospectus dated March 11, 2009

4,000,000 shares

UIL HOLDINGS CORPORATION

Common stock

We are selling 4,000,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “UIL.” On May 20, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $21.53 per share.

	Per share	Total

Public offering price	$21.00	$84,000,000
Underwriting discounts and commissions	$1.05	$4,200,000
Proceeds to UIL Holdings Corporation, before expenses	$19.95	$79,800,000

UIL Holdings Corporation has granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to 600,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions and less an amount per share equal to any dividends declared by us and payable on the common shares sold on the date hereof but not payable on the shares purchased pursuant to this option, to cover over-allotments, if any.

We expect that delivery of the shares will be made on or about May 27, 2009.

Investing in our common stock involves a high degree of risk. Please read “Risk factors” beginning on page S-8 of this prospectus supplement and the “Risk factors” section in our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and our Current Report on Form 8-K under Item 8.01 filed May 18, 2009, which are incorporated by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

J.P.Morgan	Morgan Stanley
Merrill Lynch & Co.
Macquarie

May 20, 2009

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. Persons who come into possession of this prospectus supplement or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.

You should assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates on the front cover of these documents and that the information incorporated herein by reference is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since those dates. It is important that you read and consider all of the information in this prospectus supplement and the information contained in the accompanying prospectus and any document incorporated by reference in making your investment decision.

About this prospectus supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This document contains two parts. The first part consists of this prospectus supplement, which provides you with specific information about the shares of our common stock that we are selling in this offering and about the offering itself. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, our common stock and other information you should know before investing in our common stock. Before purchasing any shares of our common stock, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the headings “Where you can find more information” and “Incorporation of certain documents by reference.”

Information regarding forward-looking statements

Some of the statements included in this prospectus supplement, the accompanying prospectus and the other public filings incorporated by reference herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements also include other statements containing words or phrases such as “anticipates,” “believes,” “should,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “will likely result,” “will continue,” or similar expressions, which are intended to identify forward-looking statements.

Forward-looking statements are based upon management’s current expectations, beliefs, plans, objectives, estimates and assumptions concerning future events affecting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Risk factors” set forth in this prospectus supplement and the accompanying prospectus or otherwise incorporated by reference. Forward-looking statements are not guarantees of future performance, and actual results or outcomes may differ materially from those expressed in the forward-looking statements.

In addition to any assumptions and other factors and matters discussed elsewhere in this prospectus supplement or the accompanying prospectus or incorporated by reference herein, some important factors that could cause our actual results or outcomes to differ materially from those discussed in forward-looking statements include, but are not limited to:

•	general economic conditions;

•	conditions in the debt and equity markets;

•	legislative and regulatory changes;

•	changes in demand for electricity and other products and services;

•	unanticipated weather conditions;

S-i

•	changes in accounting principles, policies or guidelines; and

•	other economic, competitive, governmental, and technological factors affecting the operations, markets, products and services of our subsidiaries.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can management assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

S-ii

Prospectus supplement summary

This summary highlights certain information appearing elsewhere in this prospectus supplement or the accompanying prospectus or incorporated by reference herein. As a result, this summary is not complete and does not contain all of the information that you should consider before purchasing our common stock. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. Unless otherwise stated or the context otherwise requires, references in this prospectus supplement to “UIL Holdings,” “we,” “us” or “our” refer to UIL Holdings Corporation and its subsidiaries.

UIL Holdings Corporation

UIL Holdings Corporation is a holding company based in New Haven, Connecticut. Our primary subsidiary, The United Illuminating Company (“UI”), is a regulated electric public utility established in 1899. Our utility business is engaged principally in the purchase, transmission, distribution and sale of electricity to residential, commercial and industrial customers in a service area of about 335 square miles in the southwestern part of the State of Connecticut. The service area, largely urban and suburban, includes the principal cities of Bridgeport with a population of approximately 137,000 and New Haven with a population of approximately 124,000 and their surrounding areas. UI has approximately 324,000 customers. UI is also a 50-50 joint venturer, together with NRG Energy, Inc. (“NRG”), of GenConn Energy LLC (“GenConn”), which the Connecticut Department of Public Utility Control (“DPUC”) selected to build approximately 400 megawatts (MW) of new peaking generation plants to help address the State’s need for more power generation during the heaviest load periods. We also own certain non-utility businesses consisting of an operating lease, a passive minority ownership interest in an investment fund, a heating and cooling facility and an entity that collects receivables, disburses payables and manages claims related to a divested mechanical contracting business. These unregulated businesses represented less than 1% of our 2008 revenues.

Our Business Strategy

We are a leading regional utility business that focuses on reliability, customer service and energy efficiency in order to deliver safe and reliable electricity for our customers and create long-term value for our shareholders.

Reliability. We seek to maintain the reliability of our electric infrastructure through operational excellence and targeted investments in our transmission and distribution systems as well as power generation assets. We have invested and will continue to invest substantial capital and resources in our core utility operations in order to provide highly reliable service to our customers at reasonable prices and we believe the repayment of short-term debt with the proceeds from this offering will enhance our ability to do so.

•	We invested approximately $290 million on the construction of the Middletown-to-Norwalk transmission line project, one of the largest electric infrastructure upgrades in the country, which was completed ahead of schedule. A joint effort of UI and The Connecticut Light & Power Company, the total project consisted of 69 miles of 345-kilovolt (kV) high-voltage transmission lines through 18 Connecticut cities and towns. UI’s portion of the project included 5.6 miles of underground 345-kV transmission lines.

•	As part of the Middletown-to-Norwalk project, we completed construction of North America’s largest 345-kilovolt Gas Insulated Switchgear (GIS) substation in Bridgeport, Connecticut. Utilizing advanced technology, Singer Substation was built without a recordable safety incident within an urban environment and inner city residential neighborhood. The substation significantly improved the electric system serving southwestern Connecticut, an area identified by the Federal Energy Regulatory Commission (“FERC”) as one of the nation’s top ten reliability risks. Constructed ahead of schedule, Singer Substation was completely energized and carrying load in December 2008.

•	GenConn is a 50-50 joint venture of UI and NRG. In 2008, the DPUC selected two projects proposed by GenConn to help address Connecticut’s need for more power generation during the heaviest load periods. Two peaking generation projects, each with a nominal capacity of 200 MW, are to be built at NRG’s existing Connecticut plants in Devon and Middletown. The Devon peaking plant, which is scheduled to be in commercial operation by June 1, 2010, and the Middletown plant, which is scheduled to be in commercial operation by June 1, 2011, will both be owned by GenConn. GenConn has signed Contracts for Differences (CfDs) for both projects with CL&P. The cost of the contracts will be paid by customers and will be subject to a cost-sharing agreement whereby 20% of the cost is borne by UI customers and 80% by CL&P customers. Construction recently commenced at the Devon site and on April 27, 2009, GenConn, UI and NRG closed on $534 million of construction financing. GenConn obtained project financing in the amount of $291 million consisting of $243 million in seven-year project-backed term loan financing and a five-year $48 million working capital facility. UI obtained an Equity Bridge Loan of $121.5 million from a group of lenders, the proceeds of which will fund its commitments as a 50% joint venturer of GenConn. UI must repay the applicable portion of the Equity Bridge Loan upon beginning of commercial operation at each site and we believe the repayment of short-term debt with the proceeds from this offering will enhance UI’s ability to do so.

Customer service. We seek to achieve high levels of customer satisfaction by applying rigorous operating standards to our utility services and offering high quality services at a reasonable price to our customers.

Energy efficiency. We plan to continue offering comprehensive programs to our customers that encourage energy efficiency and help them save money. Our efficiency programs are designed to help customers reduce their energy use and, in turn, reduce harmful environmental pollutants. UI collects approximately $17 million annually through a line item on customers’ electric bills. These proceeds are used to deliver a portfolio of conservation and efficiency programs to customers. Based on the amount collected from our customers in 2008, we believe these efforts would result in $82 million in lifetime net electric system benefits for UI customers. Individually, customers who utilize our energy efficiency program have seen a reduction in their electric use and in their monthly electric bills relative to what their bills would have been.

Environmental commitment. We strive to be responsible stewards of the environment and believe that exhibiting sustainable business and environmental practices is part of our role as a good neighbor. A company-wide effort is underway to investigate, develop and implement sustainability initiatives.

Our Competitive Strengths

We believe that our competitive strengths, including our experienced management team, position us well to execute our strategic plan and capitalize on our core competencies in the utility industry.

Regulated pure-play electric utility. Our business is virtually 100% regulated, which has provided a level of stability to our earnings and cash flows. We operate under a cost-of-service regulatory regime that allows us to recover our reasonable operating costs from customers and earn a reasonable return on our invested capital. We have in the past divested almost all of our unregulated operations.

•	Transmission: UI expects to earn a FERC authorized return on equity on its transmission investments of 12.3% to 12.5% in 2009. Following the successful completion of the 345-kV Middletown-to-Norwalk transmission line, UI’s transmission rate base has increased by approximately $300 million, an increase of more than 300% relative to UI’s net transmission assets existing prior to receiving approval for this project. In addition, UI was able to include 100% of Construction Work in Progress expenditures incurred after August 8, 2005, in the rate base for the Middletown-to-Norwalk project and earn a return on that portion of UI’s investment before the project was completed.

•	Distribution: UI’s recent distribution rate case decision stipulates an authorized return on equity of 8.75%. Additionally, the DPUC granted UI revenue decoupling as a two-year pilot, with an annual true-up where rates are to be adjusted if UI’s revenues are less than approved and vice versa. The DPUC approved approximately 90% of our proposed distribution capital expenditures and established a regulatory asset for a portion of 2009 increased pension and postretirement expense. A new cost of debt tracking mechanism, subject to a combined $1.5 million and 25 basis point deadband in either direction, will provide for an annual true-up and an earnings sharing mechanism has been maintained where 50% of earnings over the allowed level are returned to customers through bill reductions and the remaining 50% are retained by UI.

•	Generation: GenConn’s planned generation assets will operate under a regulated cost-of-service approach with a lifetime return on equity floor of 9.75%. Cost recovery will occur through Contracts for Differences with The Connecticut Light & Power Company.

Visible growth opportunities. We expect to make approximately $618 million in regulated capital and equity investments over the next three years, $106 million in 2009, $237 million in 2010 and $275 million in 2011, with the majority to be made in our regulated transmission and distribution business. Capital investment to address aging infrastructure and the need for additional capacity is necessary and will play an important role in ensuring continued reliability in and around our service territory. Examples include rebuilding and expanding substations, and constructing infrastructure such as splice chambers, cables, poles and line transformers. Additionally, given the need to fulfill renewable energy requirements mandated by Connecticut renewable portfolio standards, we believe that regional solutions in New England and Canada will likely require significant new transmission infrastructure to import renewable source generation into New England and Connecticut. We have demonstrated our ability to successfully complete sizeable capital projects such as the Middletown-to-Norwalk 345kV transmission project, which allowed UI to grow rate base by approximately $300 million and became operational ahead of schedule. Finally, GenConn’s planned generation projects will require significant investment over the coming years. The long-term need for additional peaking generation in Connecticut and the regulated cost-of-service approach have enabled GenConn and its owners to successfully obtain construction financing. All major equipment has been ordered, the general contractor has been selected and construction has begun at the Devon site.

Conservative financial strategy. We are focused on maintaining our investment grade credit profile and a conservatively capitalized balance sheet, which we believe would provide us with financial flexibility to operate our business in the currently challenging economic environment and focus on the execution of our long-term strategic plan.

Experienced management team. Our executive officers have an average of over 20 years of experience in the electric utility industry. Many of our company’s leaders have worked at UI throughout most of their career and they are well respected within our company, by the DPUC and in the industry.

Recent developments

As previously disclosed in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, the DPUC issued its final decision on UI’s distribution rate application on February 4, 2009 that provides for an allowed return on equity of 8.75%. Also as previously disclosed, on March 13, 2009, UI requested a reopening of the decision to address the authorized return on equity. On May 18, 2009, UI withdrew that request.

On May 18, 2009, the Attorney General for the State of Connecticut filed a petition with the DPUC requesting that the DPUC investigate whether UI violated DPUC orders by “reducing capital and/or operations and maintenance spending below required levels, thereby jeopardizing reliability and public safety, in order to boost corporate profit levels.” The Attorney General requested the DPUC to consider specific matters in the investigation, including (i) whether UI acted prudently in cutting capital and/or operations and maintenance expense spending, (ii) whether UI should be fined for its failure to comply with the rate case orders, (iii) whether UI should restore spending to levels approved in the recent rate case, or in the alternative, whether the DPUC should reopen the proceeding to reduce rates to match the level of spending and (iv) whether UI should be permitted to continue to pursue the relocation of its headquarters. While we do not believe this will have a material impact on our business, as with any regulatory filing, there can be no assurance what, if any, action the DPUC will take in response to the petition. For more information, please see “Legislation and regulation can significantly affect UI’s structure, operations and financial results.” in the Risk Factors section of our Annual Report on Form 10-K for the year ended December 31, 2008.

Other information

Our principal executive offices are located at 157 Church Street, New Haven, Connecticut 06506, and our telephone number is 203-499-2000. We maintain a website at www.uil.com where general information about us is available. We are not incorporating the contents of the website into this prospectus supplement.

For additional information regarding our business, we refer you to our filings with the SEC incorporated into this prospectus supplement by reference. Please read “Where you can find more information” and “Incorporation of certain documents by reference.”

The offering

Issuer	UIL Holdings Corporation

Common stock offered	4,000,000 shares

Common stock to be outstanding immediately after completion of this offering	29,328,074 shares*

Underwriters’ over-allotment option	We have granted the underwriters an option to purchase up to an additional 600,000 shares if they exercise their over-allotment option in full.

Use of proceeds	We intend to use the net proceeds of this offering to repay short-term debt and for general corporate purposes. For additional information, please read the section entitled “Use of proceeds.”

Dividend policy	On May 13, 2009, our Board of Directors declared a quarterly common stock dividend of 43.2 cents per share, payable on July 1, 2009 to shareholders of record at the close of business on June 17, 2009. We review our dividend policy periodically and the declaration of any future dividends will depend upon the rights of holders of any preferred stock or preference stock we may issue in the future, our results of operations and financial condition, future capital expenditures and investments, any applicable regulatory and contractual restrictions, and other factors that our Board of Directors considers relevant. For additional information, please read the section entitled “Dividend policy.”

New York Stock Exchange symbol	Our common stock is listed on the New York Stock Exchange under the trading symbol “UIL.”

*	The number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding at May 1, 2009. This figure does not include (i) the 387,501 shares underlying options to purchase common stock outstanding as of May 1, 2009, (ii) the 72,795.70 shares underlying outstanding deferred compensation restricted stock units that have vested as of May 1, 2009, (iii) up to 44,576.82 shares underlying outstanding deferred compensation restricted stock units that may vest after May 1, 2009, (iv) the 179,438.76 shares underlying non-employee director phantom stock units outstanding as of May 1, 2009 or (v) the 600,000 additional shares that may be purchased under the underwriters’ over-allotment option.

Risk factors

In considering whether to purchase our common stock, you should carefully consider all of the information we have included or incorporated by reference into this prospectus supplement and the accompanying prospectus. In particular, you should consider the section entitled “Risk factors” beginning on page S-8 of this prospectus supplement as well as the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and our Current Report on Form 8-K under Item 8.01 filed May 18, 2009, which are incorporated by reference into this prospectus supplement.

Summary consolidated financial data

The following tables set forth, for the periods and at the dates indicated, our summary consolidated financial data. We have derived the summary consolidated income statement data for each of the three years in the period ended December 31, 2008 and the summary consolidated balance sheet data at December 31, 2008 and 2007 from our audited consolidated financial statements incorporated by reference into this prospectus supplement. We have derived the summary consolidated income statement data for the quarters ended March 31, 2009 and March 31, 2008 and the summary consolidated balance sheet data at March 31, 2009 from our unaudited consolidated financial statements incorporated by reference into this prospectus supplement. Historical results are not indicative of the results to be expected in the future. In addition, our results for the quarter ended March 31, 2009 are not necessarily indicative of results expected for the full year of 2009. You should read these data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which are incorporated by reference into this prospectus supplement.

	Year ended December 31,			Quarter ended March 31,
(In thousands)	2006	2007	2008	2008	2009

Statement of income data:
Total operating revenues	$846,721	$981,999	$948,720	$234,624	$235,509
Total operating expenses	767,565	891,834	834,593	215,958	206,944

Operating income	79,156	90,165	114,127	18,666	28,565
Net income (loss)	$(65,164)	$44,697	$48,148	$6,587	$12,042

	At December 31,		At March 31,
(In thousands)	2007	2008	2009

Balance sheet data:
Assets
Current assets:
Unrestricted cash and temporary cash investments	$14,770	$7,730	$25,544
Total current assets	247,904	257,245	282,897
Net property, plant and equipment	878,366	1,073,588	1,085,966
Total assets	1,775,834	2,083,186	2,119,618
Liabilities and Capitalization
Current liabilities:
Current portion of long-term debt	104,286	55,286	55,286
Line of credit borrowings	15,000	148,000	160,000
Total current liabilities	310,856	372,138	370,990
Total liabilities(1)	832,226	1,059,576	1,072,984

	At December 31,		At March 31,
(In thousands)	2007	2008	2009

Capitalization
Long-term debt	479,317	549,031	569,691
Common stock equity:
Common stock	327,488	330,994	331,742
Paid-in capital	12,582	13,771	14,029
Capital stock expense	(2,170)	(2,170)	(2,170)
Unearned employee stock ownership plan equity	(1,662)	(712)	(475)
Accumulated other comprehensive loss	(28)	–	–
Retained earnings	128,081	132,696	133,817

Net common stock equity	464,291	474,579	476,943

Total capitalization	943,608	1,023,610	1,046,634

Total liabilities and capitalization	$1,775,834	$2,083,186	$2,119,618

(1)	Does not include long-term debt.

Risk factors

In considering whether to purchase our common stock, you should carefully consider all of the information we have included or incorporated by reference into this prospectus supplement and the accompanying prospectus. In particular, you should consider the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and our Current Report on Form 8-K under Item 8.01 filed May 18, 2009, which are incorporated by reference into this prospectus supplement, as well as the following additional risks described below:

Risks associated with purchasing common stock in this offering

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

The market price of our common stock after this offering may fluctuate significantly from time to time as a result of many factors, including:

•	investors’ perceptions of our prospects;

•	investors’ perceptions of the prospects of the commodities markets and more broadly, the energy markets;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analyst reports, recommendations or earnings estimates regarding us, other comparable companies or the industry generally, and our ability to meet those estimates;

•	changes in our credit ratings;

•	actual or anticipated fluctuations in quarterly financial operating results;

•	announcements by us of significant acquisitions, strategic ventures or partnerships, or divestitures;

•	changes or trends in our industry, including price volatility and trading volumes of stocks in our industry, competitive or regulatory changes or changes in the commodities markets;

•	changes in regulation and the ability to recover expenses and capital deployed;

•	changes in regulatory decisions implementing existing legislation;

•	existing and new environmental laws, regulations and court decisions, including those relating to greenhouse gas emissions and the protection or remediation of the environment;

•	adverse resolution of new or pending litigation or proceedings against us;

•	additions or departures of key personnel;

•	changes in financial markets, including the possible effects of such changes on liquidity or access to capital markets, or changes in general economic or political conditions;

•	changes in economic conditions in Connecticut;

•	the effects of the credit crisis;

•	volatility in the equity securities market;

•	sales, or anticipated sales, of large blocks of our stock;

•	changes in accounting standards, policies, guidance, interpretations or principles applicable to us; and

•	our execution on capital projects.

In particular, announcements of potentially adverse developments, such as proposed regulatory or legislative changes, new government investigations or the commencement or threat of litigation or legal proceedings against us, as well as announced changes in our business plans could adversely affect the trading price of our stock, regardless of the likely outcome of those developments. For example, the revenue decoupling approved by the DPUC in its February 2009 decision applies only to 2009 and 2010, and could be terminated, revised or changed by the DPUC at its discretion at any time. Additionally, securities markets worldwide recently have experienced, and are likely to continue to experience, significant price and volume fluctuations. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the offering price.

The declaration of future dividends is at the discretion of our Board of Directors and is not guaranteed.

Quarterly dividends on our common stock have been paid since 1900. However, the declaration of dividends is at the discretion of our Board of Directors and is not guaranteed. The amount of dividends on our common stock, if any, will depend upon the rights of holders of any preferred stock or preference stock we may issue in the future, our results of operations and financial condition, future capital expenditures and investments, any applicable regulatory and contractual restrictions, and other factors that our Board of Directors considers relevant.

Provisions of Connecticut law could delay or prevent a change in control of UIL Holdings, even if that change would be beneficial to our shareholders.

We are subject to the provisions of Section 33-844 of the Connecticut Business Corporation Act (CBCA) which prohibits us from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the purchase of stock by which such person becomes an interested shareholder is approved by our Board of Directors, and by a majority of our non-employee directors, prior to the date on which the person becomes an interested shareholder. A “business combination” generally includes mergers, asset sales, some types of stock issuances and other transactions with, or resulting in a disproportionate financial benefit to, the interested shareholder. Subject to exceptions, an “interested shareholder” is a person who owns 10% or more of our voting power, or is an affiliate or associate of UIL Holdings and owned 10% or more of our voting power within the past five years.

We are also subject to Section 33-841 and Section 33-842 of the CBCA. These provisions generally require business combinations with an interested shareholder to be approved by the board of directors and then by the affirmative vote of at least:

•	the holders of 80% of the voting power of the outstanding shares of voting stock; and

•	the holders of 2/3 of the voting power of the outstanding shares of voting stock, excluding the voting stock held by the interested shareholder;

unless the consideration to be received by the shareholders meets certain price and other requirements set forth in Section 33-842 of the CBCA or unless the board of directors of the corporation has by resolution determined to exempt business combinations with that interested shareholder prior to the time that such shareholder became an interested shareholder.

We are also subject to Section 33-756(d) of the CBCA, generally requiring directors acting with respect to mergers, sales of assets and other specified transactions to consider, in determining what they reasonably believe to be in the best interests of the corporation, specified interests, including those of the corporation’s employees, customers, creditors and suppliers and any community in which any office or other facility of the corporation is located.

Other statutory and regulatory factors may also limit another party’s ability to acquire UIL Holdings. Section 16-47 of the Connecticut General Statutes requires the approval of the Connecticut Department of Public Utility Control (DPUC) before any party can acquire control over a corporation that controls an electric or electric distribution company. For purposes of Section 16-47, a rebuttable presumption of control occurs upon direct or indirect ownership of 10% or more of the voting securities of such a corporation. The regulatory approval process for an acquirer under Section 16-47 could be lengthy and the outcome uncertain, which may deter otherwise interested parties from proposing or attempting a business combination with us and result in a limited number of potential acquirers.

The statutory requirements of Connecticut law and the Federal Power Act may limit a party’s ability to acquire 10% or more of our common stock.

As described above, Section 16-47 of the Connecticut General Statutes requires the approval of the DPUC before any party can acquire control of UIL Holdings, with such control presumed to exist upon direct or indirect ownership of 10% or more of our voting securities. In addition, Section 203 of the Federal Power Act and the FERC’s implementing regulations may require prior FERC authorization of a change in control of UIL Holdings. There is a presumption that a change in control may occur if an entity and its affiliates post-acquisition will hold 10% or more of our total outstanding voting stock. While there are certain blanket authorizations available under the FERC’s regulations implementing Section 203 of the Federal Power Act, an entity that will hold 10% or more of our total outstanding common stock among itself and its affiliates post-acquisition may require prior FERC authorization.

Use of proceeds

We will receive net proceeds of approximately $79.5 million from the sale of common stock in this offering after deducting underwriters’ discounts and commissions and estimated expenses of this offering. We will receive net proceeds of approximately $91.4 million (assuming no price adjustment with respect to any dividends declared by us) if the underwriters exercise in full their over-allotment option. We intend to use the net proceeds of this offering to repay a portion of our outstanding short-term debt and for general corporate purposes. As of May 13, 2009, our outstanding short-term debt was $107 million with a weighted-average maturity of 7.48 days and a weighted-average interest rate of 0.9563%.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2009 on an historical basis and on an as adjusted basis to give effect to this offering and the intended use of the net proceeds from this offering, but not including the over-allotment option. Please read “Use of proceeds.”

The historical data in the table are derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, incorporated by reference in this prospectus supplement. You should also read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto from our Annual Report on Form 10-K for the year ended December 31, 2008, as amended by Form 10-K/A Amendment No. 1, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

March 31, 2009
(In thousands)	Actual	As adjusted

Unrestricted cash and temporary cash investments	$25,544	$25,544
Line of credit borrowings	$160,000	80,525
Long-term debt, excluding current portion	$569,691	569,691
Common stock equity
Common stock	$331,742	411,217
Paid-in capital	14,029	14,029
Capital stock expense	(2,170)	(2,170)
Unearned employee stock ownership plan equity	(475)	(475)
Accumulated other comprehensive loss	–	–
Retained earnings	133,817	133,817

Net common stock equity	476,943	556,418

Total capitalization	$1,046,634	$1,126,109

Price range of common stock

Our common stock is listed for trading on the New York Stock Exchange under the symbol “UIL.” On May 20, 2009, the last reported sale price for our common stock on the New York Stock Exchange was $21.53 per share. To our knowledge, at May 1, 2009, there were 25,328,074 shares of our common stock outstanding, held by approximately 8,236 shareholders of record. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the New York Stock Exchange composite transactions reporting system and the dividends declared per share of our common stock:

			Dividends
	High	Low	declared

2009
Second Quarter (through May 20, 2009)	$24.39	$21.42	$0.432
First Quarter	31.15	17.00	0.432
2008
Fourth Quarter	$35.70	$25.14	$0.432
Third Quarter	36.03	28.22	0.432
Second Quarter	33.01	29.37	0.432
First Quarter	37.81	28.66	0.432
2007
Fourth Quarter	$37.65	$30.86	$0.432
Third Quarter	33.89	27.02	0.432
Second Quarter	36.14	31.09	0.432
First Quarter	42.99	33.97	0.432

Dividend policy

Quarterly dividends on our common stock have been paid since 1900. On May 13, 2009, our Board of Directors declared a quarterly common stock dividend of 43.2 cents per share, payable on July 1, 2009 to shareholders of record at the close of business on June 17, 2009. Subject to the rights of holders of any shares of preferred stock or preference stock we may issue in the future, our Board of Directors may declare dividends on shares of our common stock from time to time to be paid out of legally available funds. We review our dividend policy periodically and the declaration of any future dividends will depend upon our results of operations and financial condition, future capital expenditures and investments, any applicable regulatory and contractual restrictions, and other factors that our Board of Directors considers relevant. Please read the section of this prospectus supplement entitled “Risk factors—The declaration of future dividends is at the discretion of our Board of Directors and is not guaranteed.”

Underwriting

We are offering the shares of common stock described in this prospectus supplement and accompanying prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.	1,800,000
Morgan Stanley & Co. Incorporated	1,120,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	800,000
Macquarie Capital (USA) Inc.	280,000

Total	4,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may terminate.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.63 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 600,000 additional shares of common stock from us to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The shares purchased under this over-allotment option will be purchased at the public offering price, less the underwriting discount and commissions and less an amount per share equal to any dividends declared by us and payable on the common shares sold on the date hereof but not payable on the shares purchased pursuant to this option. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are $1.05 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

	Without over-	With full over-
	allotment exercise	allotment exercise

Per Share	$1.05	$1.05
Total	$4,200,000	$4,830,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $325,000.

A prospectus supplement and accompanying prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by us or such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued pursuant to any stock incentive plan, employee stock purchase plan or dividend reinvestment plan) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, our directors and executive officers may not, without the prior written consent of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, during the period ending 90 days after the date of the prospectus supplement, make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the New York Stock Exchange under the symbol “UIL.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The securities offered by this prospectus supplement and accompanying prospectus may not be offered or sold, directly or indirectly, nor may this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement or accompanying prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement and accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to buy any securities offered by this prospectus supplement and accompanying prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement and accompanying prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated for any such offer; or

•	in any other circumstances that do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State, and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Affiliates of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are lenders under our short-term debt. Because more than 10% of the net proceeds from this offering may be paid to members or affiliates of members of the

Financial Industry Regulatory Authority participating in the offering, the offering will be conducted in accordance with FINRA Conduct Rule 5110(h) and NASD Conduct Rule 2720.

Legal matters

Certain legal matters with respect to the common stock offered by this prospectus supplement will be passed upon for us by Wiggin and Dana LLP, New Haven, Connecticut, and Linda Randell, our General Counsel. As of April 2, 2009, Ms. Randell beneficially owned 7,366.380 shares of our common stock and 2,614.431 deferred compensation restricted stock units. Pursuant to various stock and employee benefit plans, Ms. Randell is eligible to purchase and receive shares of our common stock and to receive options to purchase shares of common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the UIL Holdings Corporation Annual Report on Form 10-K/A Amendment No. 1 and Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. In addition, our common stock is listed and traded on the New York Stock Exchange. You may also inspect the information we file with the SEC at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available through our web site at www.uil.com. However, information on our web site is not incorporated into this prospectus supplement or accompanying prospectus or our other SEC filings and is not a part of this prospectus supplement or those filings.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another filed document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is completed will automatically update and, where applicable, supersede any information contained in this prospectus supplement or accompanying prospectus or incorporated by reference into this prospectus supplement. Accordingly, we incorporate by reference the following documents or information filed with the SEC:

(a) Current Reports on Form 8-K filed February 24, 2009, March 26, 2009, May 1, 2009, May 14, 2009 and May 18, 2009 under Item 8.01;

(b) Definitive proxy statement for our 2009 annual meeting of shareowners, filed on April 1, 2009;

(c) Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed May 6, 2009;

(d) Annual Report on Form 10-K for the year ended December 31, 2008 filed February 18, 2009 and Form 10-K/A Amendment No. 1 filed March 2, 2009;

(e) Registration Statement on Form 8-A filed July 20, 2000; and

(f) All documents filed by us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus supplement and before the completion of the offering under this prospectus supplement, other than documents or information deemed furnished and not filed in accordance with SEC rules.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus supplement has been delivered, without charge, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this prospectus supplement, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus supplement incorporates. You should direct requests for such copies to the Investor Relations office, UIL Holdings Corporation, 157 Church Street, New Haven, CT 06506, 203-499-2481.

PROSPECTUS

UIL HOLDINGS CORPORATION

COMMON STOCK
PREFERRED STOCK
PREFERENCE STOCK
DEBT SECURITIES
WARRANTS
PURCHASE CONTRACTS
UNITS

We may offer from time to time common stock, preferred stock, preference stock, debt securities, warrants, purchase contracts or units. Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “UIL.”

Investing in these securities involves certain risks. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 11, 2009

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms “UIL Holdings,” “we,” “us,” and “our” refer to UIL Holdings Corporation.

The company

UIL Holdings Corporation primarily operates its regulated utility business. The utility business consists of the electric transmission and distribution operations of The United Illuminating Company (UI). UI is a regulated operating electric public utility established in 1899. It is engaged principally in the purchase, transmission, distribution and sale of electricity for residential, commercial and industrial purposes in a service area of about 335 square miles in the southwestern part of the State of Connecticut. The population of this area is approximately 736,000, which represents approximately 21% of the population of the State. The service area, largely urban and suburban, includes the principal cities of Bridgeport (population approximately 137,000) and New Haven (population approximately 124,000) and their surrounding areas. Situated in the service area are retail trade and service centers, as well as large and small industries producing a wide variety of products, including helicopters and other transportation equipment, electrical equipment, chemicals and pharmaceuticals. As of December 31, 2008, UI had approximately 324,000 customers. Of UI’s 2008 retail electric revenues, approximately 57.9% were derived from residential sales, 35.4% from commercial sales, 5.6% from industrial sales and 1.1% from street lighting and other sales. UI’s retail electric revenues vary by season, with the highest revenues typically in the third quarter of the year reflecting seasonal rates, hotter weather and air conditioning use.

UI is also a 50-50 partner, together with NRG Energy, Inc., in GenConn Energy LLC (GenConn), a project selected by the Connecticut Department of Public Utility Control (DPUC) to build new peaking generation plants in order to help address the state’s growing need for more power generation during the heaviest load periods. UIL Holdings also has non-utility businesses consisting of an operating lease and passive minority ownership interest in an investment fund (both held by United Capital Investments, Inc. (UCI)), a heating and cooling facility and an entity that collects receivables, disburses payables and manages claims related to a divested mechanical contracting business. UIL Holdings is headquartered in New Haven, Connecticut, where its senior management maintains offices and is responsible for overall planning, operating and financial functions.

Our principal executive offices are located at 157 Church Street, New Haven, Connecticut 06506, and our telephone number is 203-499-2000. We maintain a website at www.uil.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

About this Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Risk factors

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” beginning on page 13 of our annual report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference herein, as well as the other information contained or incorporated by reference in this prospectus or any prospectus supplement hereto before making a decision to invest in our securities.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus:

(a) Current Report on Form 8-K filed February 24, 2009;

(b) Annual Report on Form 10-K for the year ended December 31, 2008 filed February 18, 2009 and Form 10-K/A Amendment No. 1 filed March 2, 2009; and

(c) Registration Statement on Form 8-A filed July 20, 2000.

You may request a copy of these filings at no cost by writing or telephoning the Investor Relations office, UIL Holdings Corporation, 157 Church Street, New Haven, CT 06506, 203-499-2481.

Special note on forward-looking statements

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our business, including, among other things:

•	general economic conditions;

•	conditions in the debt and equity markets;

•	legislative and regulatory changes;

•	changes in demand for electricity and other products and services;

•	unanticipated weather conditions;

•	changes in accounting principles, policies or guidelines; and

•	other economic, competitive, governmental, and technological factors affecting the operations, markets, products and services of UIL Holdings’ subsidiaries.

We have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks. New information, future events or risks may cause the forward-looking events we discuss in this prospectus not to occur.

Use of proceeds

We intend to use the net proceeds from the sales of securities as set forth in the applicable prospectus supplement.

Ratio of earnings to fixed charges

The ratio of earnings to fixed charges for each of the indicated periods is as follows:

Twelve months ended	Ratio

December 31, 2004	3.53
December 31, 2005	3.07
December 31, 2006	3.96
December 31, 2007	3.49
December 31, 2008	3.12

Description of common stock

The following description of our capital stock is based upon our certificate of incorporation (Certificate of Incorporation), our bylaws (Bylaws) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are incorporated by reference in the registration statement for these securities that we have filed with the SEC and have been filed as exhibits to our 10-Q for the quarterly period ended June 30, 2007 and our 10-Q for the quarterly period ended September 30, 2008 respectively. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.

Certain provisions of the Connecticut Business Corporation Act (CBCA), the Certificate of Incorporation and the Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.

Authorized Capital Stock

Our Certificate of Incorporation authorizes us to issue seventy-five million shares of common stock, no par value.

As of February 16, 2009 there were 25,274,026 shares of common stock outstanding, which were held of record by approximately 8,300 shareholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock and preference stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the dissolution of UIL Holdings, the holders of common stock are entitled to receive the net assets of UIL Holdings remaining after payment of liabilities, subject to prior distribution rights of preferred stock and preference stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The common stock is listed on the New York Stock Exchange under the symbol UIL. The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

Certain Anti-Takeover Effects of Connecticut Law

We are subject to the provisions of Section 33-844 of the CBCA which prohibits a Connecticut corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the purchase of stock by which such person becomes an interested shareholder is approved by our Board of Directors, and by a majority of our non-employee directors, prior to the date on which the person becomes an interested shareholder. A “business combination” generally includes mergers, asset sales, some types of stock issuances and other transactions with, or resulting in a disproportionate financial benefit to, the interested shareholder. Subject to exceptions, an “interested shareholder” is a person who owns 10% or more of our voting power, or is an affiliate or associate of UIL Holdings and owned 10% or more of our voting power within the past five years.

We are also subject to Section 33-841 and Section 33-842 of the CBCA. These provisions generally require business combinations with an interested shareholder to be approved by the board of directors and then by the affirmative vote of at least:

•	the holders of 80% of the voting power of the outstanding shares of our voting stock; and

•	the holders of 2/3 of the voting power of the outstanding shares of our voting stock, excluding the voting stock held by the interested shareholder;

unless the consideration to be received by the shareholders meets certain price and other requirements set forth in Section 33-842 of the CBCA or unless the board of directors of the corporation has by resolution determined to exempt business combinations with that interested shareholder prior to the time that such shareholder became an interested shareholder.

We are also subject to Section 33-756(d) of the CBCA, generally requiring directors acting with respect to mergers, sales of assets and other specified transactions to consider, in determining what they reasonably believe to be in the best interests of the corporation, specified interests, including those of the corporation’s employees, customers, creditors and suppliers and any community in which any office or other facility of the corporation is located.

Limitation of Liability of Directors

Our Certificate of Incorporation contains provisions permitted under the CBCA relating to the personal liability of directors. The provisions limit the personal liability to us or our shareholders of a director for monetary damages for breach of duty as a director to an amount that is not more than the compensation received by that director for serving us during the year of the violation. Our Certificate of Incorporation obligates us to indemnify a director for any action taken, or any failure to take any action, as a director, except liability that (a) involved a knowing and culpable violation of law by the director, (b) enabled the director or an associate, as defined in Section 33-840 of the CBCA, to receive an improper personal economic gain, (c) showed a lack of good faith and a conscious disregard for the duty of the director to UIL Holdings under circumstances in which the director was aware that his or her conduct or omission created an unjustifiable risk of serious injury to UIL Holdings, (d) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director’s duty to UIL Holdings or (e) created liability under Section 33-757 of the CBCA.

Description of preferred stock

Our Certificate of Incorporation authorizes us to issue one million shares of a class of shares designated “Preferred Stock—$100 Par Value,” par value $100 per share and four million shares of a class of shares designated “Preferred Stock—$25 Par Value,” par value $25 per share.

When we offer to sell a particular series of preferred stock, we will describe the specific terms of the securities in a supplement to this prospectus. The preferred stock will be issued under a certificate of designations relating to each series of preferred stock and is also subject to our Certificate of Incorporation.

Our Board of Directors may issue authorized shares of preferred stock, as well as determine the preferences, limitations and relative rights thereof, without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our stock may be listed or quoted.

All shares of preferred stock offered will be fully paid and non-assessable. Any shares of preferred stock that are issued will have priority over the common stock with respect to dividend or liquidation rights or both.

Our Certificate of Incorporation provides that no shares of preferred stock shall be issued where such issuance, or the preferences, limitations, or relative rights of such shares, will have the effect directly or indirectly, of precluding or inhibiting a person or group of persons from seeking to obtain control of the management or business and affairs of UIL Holdings by acquiring or offering to acquire shares of common stock, or by soliciting proxies from the owners of shares of common stock for voting such shares at a meeting of the shareholders of UIL Holdings, or by any other lawful means.

The transfer agent for each series of preferred stock will be described in the prospectus supplement.

Description of preference stock

Our Certificate of Incorporation authorizes us to issue four million shares of a class of shares designated “Preference Stock,” par value $25 per share.

When we offer to sell a particular series of preference stock, we will describe the specific terms of the securities in a supplement to this prospectus. The preference stock will be issued under a certificate of designations relating to each series of preference stock and is also subject to our Certificate of Incorporation.

Our Board of Directors may issue authorized shares of preference stock, as well as determine the preferences, limitations and relative rights thereof, without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our stock may be listed or quoted.

All shares of preference stock offered will be fully paid and non-assessable. Any shares of preference stock that are issued will have priority over the common stock with respect to dividend or liquidation rights or both.

Our Certificate of Incorporation provides that no shares of preference stock shall be issued where such issuance, or the preferences, limitations, or relative rights of such shares, will have the effect directly or indirectly, of precluding or inhibiting a person or group of persons from seeking to obtain control of the management or business and affairs of UIL Holdings by acquiring or offering to acquire shares of common stock, or by soliciting proxies from the owners of shares of common stock for voting such shares at a meeting of the shareholders of UIL Holdings, or by any other lawful means.

The transfer agent for each series of preference stock will be described in the prospectus supplement.

Description of debt securities

This prospectus describes certain general terms and provisions of the debt securities. The debt securities will be issued under an indenture between us and The Bank of New York Mellon, as trustee. The debt securities will constitute either senior or subordinated debt of UIL Holdings. UIL Holdings will issue debt securities that will be senior debt under the senior debt indenture between UIL Holdings and The Bank of New York Mellon, as senior debt trustee. UIL Holdings will issue debt securities that will be subordinated debt under the subordinated debt indenture between UIL Holdings and The Bank of New York Mellon, as subordinated debt trustee. This prospectus refers to the senior debt indenture and the subordinated debt indenture individually as the indenture and collectively as the indentures. This prospectus refers to the senior debt trustee and the subordinated debt trustee individually as the trustee and collectively as the trustees. When we offer to sell a particular series of debt securities, we will describe the specific terms for the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We have summarized certain terms and provisions of the indentures. The summary is not complete. The forms of indentures have been filed as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the indentures for the provisions which may be important to you. The indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. The indentures are substantially identical, except for the provisions relating to subordination. See “—Subordinated Debt.”

Neither indenture will limit the amount of debt securities that we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	classification as senior or subordinated debt securities;

•	ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries’ debt;

•	if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

•	the designation, aggregate principal amount and authorized denominations;

•	the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertability provisions;

•	the place where we will pay principal and interest;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

•	whether the debt securities will be issued in the form of global securities or certificates;

•	additional provisions, if any, relating to the defeasance of the debt securities;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	any United States federal income tax consequences;

•	the dates on which premium, if any, will be paid;

•	our right, if any, to defer payment interest and the maximum length of this deferral period;

•	any listing on a securities exchange;

•	the initial public offering price; and

•	other specific terms, including any additional events of default or covenants.

Senior Debt

UIL Holdings will issue under the senior debt indenture the debt securities that will constitute part of the senior debt of UIL Holdings. These senior debt securities will rank equally and pari passu with all other unsecured and unsubordinated debt of UIL Holdings.

Subordinated Debt

UIL Holdings will issue under the subordinated debt indenture the debt securities that will constitute part of the subordinated debt of UIL Holdings. These subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the subordinated debt indenture, to all “senior indebtedness” of UIL Holdings. The subordinated debt indenture defines “senior indebtedness” to include principal of and interest on all debt of UIL Holdings but does not include nonrecourse obligations, the subordinated debt securities, any other obligations specifically designated as being subordinate in right of payment to senior indebtedness or any redeemable stock of UIL Holdings. See the subordinated debt indenture, section 1.01.

In general, the holders of all senior indebtedness are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events. These events include:

•	any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshalling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of UIL Holdings; or

•	a default having occurred for any payment with respect to any senior indebtedness, and such an event of default shall not have been cured or waived or shall not have ceased to exist.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

Events of Default

When we use the term “Event of Default” in the indentures with respect to the debt securities of any series, here are some examples of what we mean:

(1) default in paying principal on the debt securities when due at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise;

(2) default in paying interest on the debt securities when it becomes due and the default continues for a period of 30 days;

(3) default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1) or (2) above) and the default or breach continues for a period of 30 days after we receive written notice from the trustee, or UIL Holdings and the trustee receive written notice from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of all series affected;

(4) the entering by a court having jurisdiction of a decree or order for relief in respect of UIL Holdings in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of UIL Holdings or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(5) (a) the commencement by UIL Holdings of a voluntary case under any applicable bankruptcy, insolvency or other similar law, or consent by UIL Holdings to the entry of an order for relief in an involuntary case under any such law, (b) consent by UIL Holdings to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of UIL Holdings or for all or substantially all of the property and assets of UIL Holdings or (c) the effecting by UIL Holdings of any general assignment for the benefit of creditors; or

(6) any other Events of Default set forth in the prospectus supplement.

If an Event of Default (other than an Event of Default specified in clauses (4) and (5) described above) under each indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may by written notice, and the trustee at the request of the holders of not less than 25% in principal amount of the outstanding debt securities of such series will, require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest.

If an Event of Default under the indenture specified in clauses (4) and (5) described above occurs and is continuing, then the entire principal amount of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities) will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder to the full extent permitted by applicable law.

After a declaration of acceleration or any automatic acceleration under clauses (4) and (5) described above and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, the holders of a majority in principal amount of outstanding debt securities of all accelerated series may rescind this accelerated payment requirement if (i) UIL Holdings deposits with the trustee a sum sufficient to pay all matured installments of interest upon such debt securities, the principal of all such debt securities which shall have become due other than by acceleration and all amounts owed to the trustee and (ii) all existing Events of Default, except for nonpayment of the principal on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived, or otherwise remedied. The holders of a majority in principal amount of the outstanding debt securities of all series affected also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

Holders of at least 25% in principal amount of the outstanding debt securities of all series affected may seek to institute a proceeding only after they have provided written notice of a continuing Event of Default and have made written request, and offered indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice, request and offer of indemnity. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding debt securities of all series affected. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal or interest on or after the due dates for such payment.

If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of all series affected have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after any default occurs, be required to give notice of the default to the holders of the debt securities of that series, unless the default was already cured or waived. Unless there is a default in paying principal or interest when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

We are required to furnish to the trustee an annual statement as to compliance with all conditions and covenants under the indentures.

Modification and Waiver

Each indenture and the debt securities of any series may be amended or modified without the consent of any holder of debt securities in order to:

•	cure ambiguities, defects or inconsistencies, provided that such amendment shall not materially adversely affect the interests of the holders;

•	provide for the assumption of our obligations in the case of a merger or consolidation;

•	comply with any requirements of the SEC in connection with the qualification of the indentures under the Trust Indenture Act;

•	evidence and provide for the acceptance of appointment with respect to the debt securities of any or all series by a successor trustee and add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one trustee;

•	establish the form or forms or terms of debt securities of any series; or

•	make any change that does not materially adversely affect the rights of any holder.

Other amendments and modifications of each indenture or the debt securities issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	change the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, such holder’s debt security;

•	reduce the principal amount of or the interest rate on such holder’s debt security;

•	reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment or modification of the indenture with respect to the debt securities of the relevant series; or

•	reduce the percentage in principal amount outstanding of debt securities of the relevant series the consent of whose holders is required for any supplemental indenture or for any waiver of compliance with certain provisions of the indenture or certain defaults and their consequences provided for in the indenture.

Consolidation, Merger or Sale of Assets

We will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (in one transaction or a series of related transactions), unless:

•	UIL Holdings shall be the continuing person or, if UIL Holdings is not the continuing person, the resulting, surviving or transferee person (the “surviving entity”) is a company organized and existing under the laws of the United States or any jurisdiction thereof;

•	the surviving entity will expressly assume all of our obligations under the debt securities and each indenture, and will execute supplemental indentures which will be delivered to the trustee and will be in form and substance reasonably satisfactory to the trustee;

•	UIL Holdings will have delivered to the trustee an officers’ certificate to the effect that immediately after giving effect to such transaction or series of transactions, no default has occurred and is continuing; and

•	UIL Holdings will have delivered to the trustee an opinion of counsel stating that the transaction or series of transactions and supplemental indentures, if any, comply with this covenant and that all conditions precedent in the indentures relating to the transaction or series of transactions have been satisfied and that such supplemental indenture, if any, constitutes the legal, valid and binding obligation of UIL Holdings and the successor enforceable against such entity in accordance with its terms, subject to customary exceptions.

If any consolidation or merger, or any sale, conveyance, transfer, lease or other disposition of all or substantially all of our property and assets occurs in accordance with the indentures, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of UIL Holdings under the indentures with the same effect as if such successor corporation had been named as UIL Holdings. Except in the case of a lease, we will be discharged from all obligations and covenants under the indentures and the debt securities.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under each indenture (subject to certain provisions set forth in section 8.01 of each indenture that survive termination) with respect to any series of debt securities when:

•	any of the following has occurred:

•	we have paid or caused to be paid the principal of and interest on all debt securities of such series;

•	all debt securities of such series issued that have been authenticated and delivered have been delivered to the trustee for cancellation; or

•	all the debt securities of such series issued that have not been delivered to the trustee for cancellation will become due and payable within one year or are to be called for redemption within one year and we have made arrangements satisfactory to the trustee for the giving of notice of redemption and we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities;

•	we have paid or caused to be paid all other sums then due and payable under such indenture with respect to such series; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under such indenture relating to the satisfaction and discharge of such indenture have been complied with.

We may elect to have our obligations under each indenture discharged with respect to the outstanding debt securities of any series (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under such indenture, except for:

•	the rights of holders of the debt securities to receive principal and interest when due;

•	our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer and exchange of debt securities, mutilated, destroyed, lost or stolen debt securities and our right of optional redemption;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in each indenture (“covenant defeasance”). Any omission to comply with these obligations will not constitute a default or an Event of Default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default” will no longer constitute an Event of Default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series:

•	we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:

•	money in an amount;

•	U.S. government obligations; or

•	a combination of money and U.S. government obligations,

in each case sufficient without reinvestment, in the written opinion of a nationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal, interest and any premium at due date or maturity and any mandatory sinking fund payments or analogous payments applicable to the debt securities;

•	we have delivered to the trustee an opinion of counsel stating that (i) under then applicable federal income tax law, the holders of the debt securities of that series will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur and (ii) the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

•	after giving effect to the deposit, no default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit or at any time on or before the 123rd day after the date of such deposit;

•	such deposit must not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which UIL Holdings is a party or by which UIL Holdings is bound;

•	if at such time the debt securities of such series are listed on a national securities exchange, we have delivered to trustee an opinion of counsel to the effect that the debt securities of such series will not be delisted as a result of such deposit, defeasance and discharge;

•	if the debt securities of such series are to be redeemed prior to the final maturity thereof (other than for mandatory sinking fund payments or analogous payments), notice of such redemption will have been delivered pursuant to the indenture; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the defeasance or covenant defeasance have been complied with.

Concerning our Relationship with the Trustee

We and our subsidiaries have a relationship with The Bank of New York Mellon in that UI uses The Bank of New York Mellon as trustee of UI’s New Hampshire Tax Exempt Bonds.

Description of warrants

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

Description of purchase contracts

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

Description of units

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of preference stock, shares of common stock or any combination of such securities.

Forms of securities

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities. We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of UIL Holdings, the trustee, the warrant agents, the unit agents or any other agent of UIL Holdings, agent of the trustee or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

Plan of distribution

We may sell the securities in any of the following ways:

•	directly to one or more purchasers;
•	through agents;
•	through underwriters, brokers, or dealers;
•	through a combination of any of these methods.

We will identify the specific plan of distribution, including any direct purchasers, agents, underwriters, brokers or dealers, and any compensation paid in a prospectus supplement.

Validity of securities

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Wiggin and Dana LLP.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this registration statement by reference to the UIL Holdings Corporation Annual Report on Form 10-K/A Amendment No. 1 and Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.